Exhibit 97.1

SolarEdge Technologies Inc.
RULE 10D-1 CLAWBACK POLICY
(Effective Date: October 2, 2023)
Purpose

The purpose of this policy (this “Policy”), effective as of the Effective Date stated above, is to permit SolarEdge Technologies, Inc. (“SolarEdge” or the “Company”), in the event that SolarEdge is required to prepare an accounting restatement of SolarEdge’s financial statements due to material non-compliance with any financial reporting requirement under U.S. federal securities laws, to recover the amount of any incentive compensation received by a covered executive during the clawback period that is in excess of the amount that otherwise would have been received had it been determined based on the restated financial statements.
This Policy is intended to comply with and, as applicable, to be administered and interpreted consistent with, Listing Rule 5608 of the Nasdaq Stock Market LLC Rules, as adopted by Nasdaq to implement Rule 10D-1 under the Securities Exchange Act of 1934, as amended (collectively, “Rule 10D-1”).

Policy Administration and Definitions

This Policy is administered by the Board of Directors of the Company (the “Board”).
For purposes of this Policy:

“Incentive-Based Compensation” means any compensation granted, earned or vested based in whole or in part on the Company’s attainment of a Financial Reporting Measure that was Received by a person (i) on or after the Effective Date and after the person began service as a Covered Executive, and (ii) who served as a Covered Executive at any time during the performance period for the Incentive-Based Compensation.

A “Financial Reporting Measure” is (i) any measure that is determined and presented in accordance with the accounting principles used in preparing SolarEdge’s financial statements and any measure derived wholly or in part from such a measure, and (ii) any measure based in whole or in part on SolarEdge’s stock price or total shareholder return.  Incentive-Based Compensation includes cash compensation and any equity awards to the extent based in whole or in part on such attainment.

Incentive-Based Compensation is deemed to be “Received” in the fiscal period during which the relevant Financial Reporting Measure is attained, regardless of when the compensation is actually paid or awarded.
“Covered Executive” means any officer of SolarEdge as defined under Rule 16a-1(f) under the Securities Exchange Act of 1934, as amended.

“Clawback Period” means the three completed fiscal years immediately preceding the date that SolarEdge is required to prepare the accounting restatement described in this Policy and any “transition period” as prescribed under Rule 10D-1.

Determinations by the Board; Binding Effect

If the Board determines that the amount of Incentive-Based Compensation that is Received by a Covered Executive during the Clawback Period exceeds the amount that would have been Received if determined or calculated based on SolarEdge’s restated financial results, such excess amount of Incentive-Based Compensation will be subject to mandatory recoupment by the Company pursuant to this Policy.
For Incentive-Based Compensation based on stock price or total shareholder return, the Board will determine the amount based on a reasonable estimate of the effect of the accounting restatement on the relevant stock price or total shareholder return.
In all cases, the calculation of the excess amount of Incentive-Based Compensation to be recovered will be determined on a pre-tax basis.  The Company will not indemnify any Covered Executive against any loss pursuant to this Policy, nor will the Company pay or agree to pay any insurance premium to cover any loss hereunder.
Any determinations made by the Board under this Policy shall be final, binding and conclusive on all affected individuals.

Methods of Clawback

The Company may implement a clawback pursuant to this Policy in any manner consistent with applicable law, including by requiring payment of such amount(s) to the Company, by set-off, by reducing future compensation, or by such other means or combination of means as the Board determines to be appropriate.
The Company need not recover the excess amount of Incentive-Based Compensation if and to the extent that the Board determines that such clawback is impracticable and not required under Rule 10D-1, including if the Board determines that the direct expense paid to a third party to assist in enforcing this Policy would exceed the amount to be recovered after making a reasonable attempt to recover such amounts.
The Company is authorized to take appropriate steps to implement this Policy with respect to Incentive-Based Compensation arrangements with Covered Executives.
Not Exclusive; No impairment of other remedies.
Any recoupment under this policy is in addition to any other remedies that may be available to the Company, including, without limitation, pursuant to the terms of any Company plan or policy or any agreement with the Covered Executive, disciplinary action up to and including termination, or any other legal remedies available to the Company. No recovery of compensation under this Policy will be an event giving rise to a right to resign for “good reason” or be deemed a “constructive termination” (or any similar term) as such terms are used in any agreement between any Covered Executive and the Company.
For the avoidance of doubt, this Policy shall be applied and interpreted independently of any other applicable forfeiture, clawback or recoupment policies or provisions in plans or agreements entered into or maintained by the Company. This Policy is also in addition to, and is not a substitute for, the requirements of Section 304 of the Sarbanes-Oxley Act of 2002.